December 1, 2017

VIA EDGAR

Mr. William H. Thompson

Accounting Branch Chief

Office of Consumer Products United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Spindle Inc.

Form 10-Q for the Period Ended June 30, 2017

Response Dated November 6, 2017

File No. 0-55151

Dear Mr. Thompson:

This letter is in response to your oral comments received October 19, 2017.  For your ease of reference, we have provided your comments in this response.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 7 - Other intangible Assets, page 12

1.

We understand that you did not recognize the fair value the contingent consideration payable to CoverCake, Inc. because the actual payout is not currently determinable beyond a reasonable doubt. Please explain to us why you are unable to estimate the fair value of the contingent consideration. Please refer to ASC 805-50-30-1.

Due to the Thanksgiving holidays we have had difficulty coordinating the respective parties to provide the necessary response. We expect to provide a response to the above inquiry within 3-5 business days.

If you have any questions, we ask that you provide them to me by email to jscott@spindle.com.

Very truly yours,
Spindle, Inc.

By: /s/ Jack Scott
Jack Scott Chief Executive Officer and Director